EXHIBIT 99.3

CEO Letter to Shareholders

Sono Group N.V. joins OTCQB under the symbol “SEVCF”

MUNICH, July 02, 2024 (GLOBE NEWSWIRE) -- Sono Group N.V. (OTCQB: SEVFC), the public holding company of Sono Motors GmbH, a solar technology company, today issued a letter to shareholders from George O'Leary, Chief Executive Officer, Chief Financial Officer and Managing Director.

Dear Shareholders,

It is my pleasure to introduce myself as the new Managing Director, CEO and CFO of Sono Group N.V. (the “Company” or “Sono Group”). My background and diverse experience have equipped me with a unique blend of insights and expertise that I intend to apply at Sono Group. Over the last year and a half, the Company has experienced significant change. While change is inherently challenging, it is essential for our future success, as it enables us to stay ahead of trends, market dynamics and competition.

One of the most recent and significant changes is the quoting of our ordinary shares on the OTCQB, which will commence today, July 2, 2024. This major milestone follows the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 with the U.S. Securities and Exchange Commission (the “SEC”) on June 24, 2024. These recent events underscore our unwavering commitment to transparency and delivering value to our shareholders.

The Company navigated through insolvency proceedings for the majority of 2023. The formidable commitment from our team played a pivotal role in the successful emergence from insolvency by both the Company and its wholly-owned subsidiary and operating company, Sono Motors GmbH (“Sono Motors GmbH” or the “Subsidiary”). It was through this collective effort that we were able to close a crucial investment deal. We believe the Company now stands on solid ground with an improved balance sheet, clearly defined business plan and impressive team of over 40 professionals with significant industry experience. This core team carries forward the invaluable expertise and insights they amassed over the years and strives to bring Sono Group towards a bright and promising future.

Building on the foundation of our newly established business plan, we intend to focus on what we view as the Company’s most promising segment: solar integration technologies. At the forefront of these technologies is our Solar Bus Kit. This ready-to-market product, alongside our proprietary solar power electronics, such as our maximum power point tracking central unit (“MCU”), represents the pinnacle of our efforts to revolutionize the transportation sector. Designed for a wide range of vehicles, these technologies are not only intended to reduce energy consumption and CO2 emissions but can also offer sizable cost savings to our clients. Specifically, our Solar Bus Kit can be retrofitted to nearly any bus model and is therefore suitable for a large potential market.

In connection with our strategic focus on solar integration technologies, we implemented decisive measures to transition towards a more sustainable, capital-light and asset-light business model. By shifting our focus entirely towards business-to-business solar solutions, we are not only aligned with our core competencies but are also seizing the opportunity to innovate within the solar space amid difficult capital market conditions. This transition positions the Company to navigate the future with a leaner structure, significantly lower funding requirements and sharpened focus on delivering innovative, market-ready solar solutions, growth and a path to profitability.

As I step into the role of Chief Executive Officer and Chief Financial Officer at Sono Group, I bring with me a rich history of C-suite experience, board leadership and representation, shaped by experience both consulting for and leading private and publicly listed companies over the last thirty years. Throughout my career, I have consistently strived for strategic growth, operational excellence, and the creation of shareholder value. Further, my position as the controlling shareholder in the Company, with more than 51% of the voting rights, underscores my mission to achieve success at the Company and enhances the alignment of my objectives for the Company and for you, our shareholders.

My vision is to drive Sono Group towards rapid growth in sectors where our technology and expertise set us apart from our competition. I see our path to profitability not as a distant goal but as a tangible reality, underpinned by lean operations and a strategic approach to market penetration.

On the capital markets front, my goal is to increase investor confidence through steady business performance and strategic milestones, starting with today’s admission to the OTCQB. We intend to continue to provide transparency for our shareholders while setting our sights on a listing on the Nasdaq Stock Markets or another national securities exchange in the future. These steps, I believe, will not only enhance liquidity but also significantly elevate shareholder value.

I am also proud to introduce David Dodge and Christopher Schreiber, the two esteemed new members of the Company’s Supervisory Board, who were appointed effective January 31, 2024. David Dodge, an independent financial consultant with extensive corporate finance, accounting and SEC compliance expertise, brings to the board his global experience in corporate finance and forensic due diligence. Christopher Schreiber complements the board with over 35 years of financial services experience and has a distinguished track record as a financial advisor and board member, especially in navigating companies through financial challenges.

Further, I would like to introduce Jan Schiermeister and Denis Azhar, the Managing Directors of Sono Motors GmbH, who are guiding the Subsidiary into its new chapter. Jan has emphasized, “Solar energy is already one of the cheapest electricity sources and we are seeing a constant decrease in prices per Watt. Retrofitting and integrating solar technology onto vehicles is highly beneficial as it generates energy where it is consumed in a sustainable and cost-efficient way. That’s why we think now is the perfect time to strive toward putting solar on every vehicle.” Similarly, Denis has highlighted our strategic pivot, stating, “Sono Motors GmbH started pioneering solar electric mobility. After the Company’s Sion passenger car program, we are now using our knowledge and intellectual property to address a large potential market, focusing primarily on integrating our proprietary solar technology onto third party commercial vehicles.” With their extensive experience in the bus, truck, and automotive sectors paired with solar-in-mobility knowhow, I believe they are exceptionally positioned to lead the Subsidiary's operations.

As we move forward, Sono Group has started to execute on its business strategy. Following the launch of our Solar Bus Kit, we are strengthening our market presence through strategic reseller agreements for the Solar Bus Kit. On June 28, 2024, we signed our most recent reseller agreement with a prominent company in Germany specialized in commercial vehicle parts and vehicle construction systems, to serve as a reseller for our Solar Bus Kit in Germany and Austria. We expect this partnership to push sales for the Solar Bus Kit in our very important home market.

To continue to expand our business, we recently added Dimitrios Cholevas to serve as our new Senior Sales & Marketing Manager. His considerable expertise in sales, marketing and business development, gained at leading automotive companies, including Ford Motor Company, is expected to be pivotal in driving our growth and market penetration. With such talent at the Company, we currently aim to equip well over 1,000 buses within the next two years.

As the new CEO, I am committed to rectifying the hardships we have encountered by steering Sono Group towards what we expect to be a stronger, more streamlined and profitable future. This transformation is already underway and I am confident that the resolve and commitment that have carried us this far will continue to be our guiding force. Together, we will continue to strive for a future that's brighter for our planet, and brighter for our shared prosperity as shareholders of Sono Group N.V.

On behalf of the entire Sono Group team, we look forward to executing on our business model and expanding the use of our proprietary solar technology. We thank all of our investors for their support and remain committed to creating long-term shareholder value.

George O'Leary
Managing director, CEO and CFO
July 2, 2024

ABOUT SONO GROUP N.V.

Sono Group N.V. is the public holding company of Sono Motors GmbH, currently quoted on the OTCQB under the symbol SEVCF. Sono Group N.V. is a solar technology company focused exclusively on retrofitting and integrating its proprietary solar technology onto third party vehicles.

CONTACT

Press:
press@sonomotors.com | www.sonomotors.com/press

Investors:
ir@sonomotors.com | ir.sonomotors.com

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. The words “expect”, “anticipate”, “intend”, “plan”, “estimate”, “aim”, “forecast”, “project”, “target”, “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the intentions, beliefs, or current expectations of the Company and the Subsidiary. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and assumptions include, but are not limited to, risks, uncertainties and assumptions with respect to: our ability to access the unfunded portion of the investment from YA II PN, Ltd. (“Yorkville”), including our ability to successfully comply with the agreements related thereto and the absence of any termination event or any event of default; our ability to maintain relationships with creditors, suppliers, service providers, customers, employees and other third parties in light of the performance and credit risks associated with our constrained liquidity position and capital structure; the Subsidiary’s ability to comply with its obligations under its plan under the German Insolvency Code and related agreement in connection with its exit from self-administration proceedings; the Company’s status as a foreign private issuer under the Securities Exchange Act of 1934, as amended; the Company’s ability to comply with OTCQB continuing standards, as well as its ability to have its shares admitted to trading on a stock exchange in the future, including its ability to meet the relevant initial listing requirements to pay for all costs associated with an initial listing; our ability to achieve our stated goals; our strategies, plan, objectives and goals, including, among others, the successful implementation and management of our pivot to exclusively retrofitting and integrating our solar technology onto third party vehicles and the successful development, launch of sales and delivery of the Solar Bus Kit and similar retrofit solar products; our ability to raise the additional funding required beyond the investment from Yorkville, if we are able to successfully access the unfunded portion of the investment as planned, to further develop and commercialize our solar technology and business as well as to continue as a going concern; our future business and financial performance, including our ability to turn profitable, scale our operations and build a well-recognized and respected brand cost-effectively; our ability to achieve customer acceptance of and demand for our products, including by developing and maintaining relationships with key business partners who are crucial for our operations or who directly deal with end users in our target market; and our expectations regarding the development of our industry, market size and the regulatory and competitive environment in which we operate. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F filed with the SEC on June 21, 2024, which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as the actions of courts, regulatory authorities and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.